Exhibit 99.(a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase, dated June 2, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Sunstone Hotel Investors, Inc. by J.P. Morgan Securities Inc., the Dealer Manager for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by Sunstone Hotel Investors, Inc.

of

Up to 6,200,000 Shares of its Common Stock

At a Per Share Purchase Price Not Less Than $18.65

nor Greater Than $21.15

Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), is offering to purchase up to 6,200,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), at a per share price not less than $18.65 nor greater than $21.15 (in increments of $0.25), net to the seller in cash, less any applicable withholding taxes and without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements to either, collectively constitute the “Offer.” The Offer also constitutes an offer to purchase the Company’s Series C Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred”), as required pursuant to the terms of the purchase agreement relating to such Series C Preferred. The Series C Preferred is held by one investor and is currently convertible at the rate of one share of Common Stock for each share of Series C Preferred. Any shares of Series C Preferred purchased in the Offer will be purchased based on the shares of Common Stock underlying such Series C Preferred at the same Purchase Price per share as paid for any other Common Stock purchased in the Offer. Unless the context requires otherwise, all references herein to “shares” refer to shares of Common Stock and, with respect to the Series C Preferred Stock, shall include the shares of Common Stock underlying such Series C Preferred.

The Offer is not conditioned on receipt of financing or on a minimum number of shares being tendered. The Offer is, however, subject to conditions as set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 27, 2008, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company has approved the Offer. However, none of the Company or its Board or the Dealer Manager, the Information Agent or the Depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender them. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, stockholders should carefully read all of the information contained in the Offer to Purchase, including the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any shares owned by them in the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will select the lowest price per share (the “Purchase Price”) that will enable it to buy 6,200,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. All shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether a stockholder validly tenders any shares at a lower price. Only shares validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) at or below the Purchase Price may be purchased in the Offer, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions. No shares tendered at a price above the Purchase Price will be purchased in the Offer. Because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, even if a stockholder validity tenders shares at or below the Purchase Price, all of the shares tendered may not be purchased if more than 6,200,000 shares are validly tendered. All shares tendered and not purchased, including shares tendered at prices above the Purchase Price and shares not purchased because of “odd lot” priority, proration, or the conditional tender procedures will be returned at the Company’s expense promptly following the expiration of the Offer.

Under no circumstances will the Company pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. The term “Expiration Time” means 12:00 midnight, New York City time, on Friday, June 27, 2008, unless and until the Company has extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. Subject to applicable SEC regulations, the Company reserves the right, in its sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more or less than 6,200,000 shares in the Offer.

In order to tender shares in the Offer, prior to the expiration of the Offer, a stockholder must deliver to the Depositary (1) a properly completed and executed Letter of Transmittal (or an agent’s message, as defined in the Offer to Purchase), including any required signature guarantees, together with certificates for the shares being tendered or a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in the Offer to Purchase, as well as any other documents required by the Letter of Transmittal or (2) a properly completed and executed Notice of Guaranteed Delivery, and otherwise comply with the terms of such Notice, including delivery to the Depositary of the shares to which such Notice relates not later than three New York Stock Exchange trading days after the date of execution of such Notice.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, the Depositary for the Offer, of its acceptance of such shares for payment pursuant to the Offer. The Company will pay for shares tendered and accepted for payment in the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 6,200,000 shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, the Company will purchase shares in the following order of priority:

•

first, all such shares owned beneficially or of record by an Odd Lot Holder (as defined in the Offer to Purchase) who validly tenders all of such shares at or below the Purchase Price (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the box captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, if necessary to permit the Company to purchase 6,200,000 shares (or such greater number of shares as the Company may elect to purchase in accordance with the terms of the Offer, as the same may be amended), after purchase of all of the foregoing shares, all other tendered shares (including shares of Series C Preferred which shall be included in the pro ration calculation based on the number of shares of Common Stock into which such tendered shares of Series C Preferred are then convertible) tendered at or below the Purchase Price on a pro rata basis, if necessary (except for shares tendered conditionally and for which the condition was not satisfied) (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•

third, if necessary to permit the Company to purchase 6,200,000 shares (or such greater number of shares as the Company may elect to purchase in accordance with the terms of the Offer, as the same may be amended), shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.

The Company believes that the repurchase of shares is consistent with its long-term goal of maximizing stockholder value. The Company’s management and Board have evaluated the Company’s operations, strategy and expectations for the future and believe that the Offer is a prudent use of its financial resources given its business profile, its assets and recent market prices for its Common Stock.

Generally, the receipt of cash by stockholders in exchange for shares in the Offer will be treated for U.S. federal income tax purposes as either (i) a sale or exchange of such shares or (ii) a distribution in respect of the stock of the Company, depending on the particular circumstances of each stockholder. Stockholders will generally be subject to U.S. federal income tax and applicable tax withholding on the exchange of their shares for cash in the Offer. The Company intends to withhold tax on payments to stockholders who are not United States persons. Stockholders are encouraged to read the Offer to Purchase, particularly Section 14, for additional information regarding the U.S. federal income tax consequences of participating in the Offer. The Company recommends that stockholders consult with their tax advisors with respect to their particular situations.

Stockholders may withdraw any shares they have tendered at any time before the Expiration Time. If the Company has not accepted for payment the shares that have been tendered to it, stockholders may also withdraw their shares after 12:00 midnight, New York City time, on Monday, July 28, 2008. To withdraw shares, stockholders must deliver a written notice of withdrawal with the required information to the Depositary while stockholders still have the right to withdraw their shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of the Company, the Dealer Manager, the Information Agent, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to banks, brokers, dealers, and trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. The Company has requested the stockholders list and the security listing position for this purpose.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. Stockholders may obtain additional copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery from the Information Agent at the address and telephone number set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

(212) 269-5550 (Banks & Brokers)

(800) 735-3107 (All Others)

The Dealer Manager for the Offer is:

277 Park Avenue, 9th Floor

New York, New York 10172

Call Toll-Free: (877) 371-5947

June 2, 2008